Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Stoke Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-232191) on Form S-8 of Stoke Therapeutics, Inc., of our report dated March 23, 2020, with respect to the consolidated balance sheets of Stoke Therapeutics, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements), which report appears in the December 31, 2019 annual report on Form 10-K of Stoke Therapeutics, Inc.

/s/ KPMG LLP

Boston, Massachusetts
March 23, 2020